Contact

www.linkedin.com/in/jakejarvi
(LinkedIn)
www.jakejarvi.com (Personal)
www.youtube.com/user/
pineappleboyfilms (Other)
www.platoonofpowersquadron.com
(Other)

Top Skills

Editing

Creative Writing

Blogging

Jake Jarvi

Head of Video Production & Video Editing at RS Music, LLC.
Greater Chicago Area

Summary

I like telling stories in the most efficient way possible.

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Experience

First Fright LLC
Director/Writer/Editor/Producer/VFX
April 2022 - Present (3 months)
Gurnee, Illinois, United States

In active pre-production on a Halloween set horror feature.

RS Music, LLC
Head of Video Production & Video Editing
July 2017 - Present (5 years)
Greater Chicago Area

JWC Media
Associate Editor/Video Producer
August 2007 - June 2017 (9 years 11 months)

Building sentences with words and videos with frames.

Pineapple Boy Productions
Writer/Director/Editor
August 2006 - March 2017 (10 years 8 months)

Known for making up stories about superpowers and other fun fictions.

Columbia College Chicago
Adjunct Instructor
January 2013 - May 2013 (5 months)

Taught a course called Video for the Internet and Mobile TV.

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